Exhibit 99.1

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/09/01 Amended 01/01/11

Name of entity: Genetic Technologies Limited
ABN: 17 009 212 328

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter Irwin Rubinstein
Date of last notice	30 December 2019

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Irwin Biotech Nominees Pty Ltd

Date of change	29 May 2020

+ See chapter 19 for defined terms.

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Appendix 3Y

Change of Director’s Interest Notice

No. of securities held prior to change

Irwin Biotech Nominees P/L <BIO A/C>

6,200,000 ordinary shares

Irwin Biotech Nominees Pty Ltd <BIO A/C>

80,849,310 ordinary shares

5,000,000 Performance Rights

Irwin Biotech Nominees Pty Ltd

2,000,000 ordinary shares

Irwin Biotech Nominees Pty Ltd

26,582,700 ordinary shares (represented by 44,305 American Depositary Receipts)

RIP Opportunities Pty Ltd

7,500,000 ordinary shares (represented by 12,500 American Depositary Receipts)

RIP Opportunities Pty Ltd <PIR Super Fund A/C>

124,999,999 ordinary shares

125,000,000 Unlisted Options

Class	Ordinary shares (represented by American Depositary Receipts)
Number acquired	60,000,000 Ordinary shares (represented by 100,000 American Depositary Receipts)
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	US$210,000 (approximately AU$314,960)

+ See chapter 19 for defined terms.

Appendix 3Y Page 2	01/01/2011

Appendix 3Y

Change of Director’s Interest Notice

No. of securities held after change

Irwin Biotech Nominees P/L <BIO A/C>

6,200,000 ordinary shares

Irwin Biotech Nominees Pty Ltd <BIO A/C>

80,849,310 ordinary shares

5,000,000 Performance Rights

Irwin Biotech Nominees Pty Ltd

2,000,000 ordinary shares

Irwin Biotech Nominees Pty Ltd

86,582,700 ordinary shares (represented by 144,305 American Depositary Receipts)

RIP Opportunities Pty Ltd

7,500,000 ordinary shares (represented by 12,500 American Depositary Receipts)

RIP Opportunities Pty Ltd <PIR Super Fund A/C>

124,999,999 ordinary shares

125,000,000 Unlisted Options

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade.

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A

+ See chapter 19 for defined terms.

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Appendix 3Y

Change of Director’s Interest Notice

Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

Part 3 – +Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No
If so, was prior written clearance provided to allow the trade to proceed during this period?
If prior written clearance was provided, on what date was this provided?

+ See chapter 19 for defined terms.

Appendix 3Y Page 4	01/01/2011